# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MEDICAL PROPERTIES TRUST INC, CIK 0001287865
CUSIP: 58463J304
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 1000 URBAN CENTER DRIVE, SUITE 501, BIRMINGHAM, Alabama (AL), 35242
Date of event which requires filing of this statement: 09/10/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002038212

## Reporting persons
- Yet Daniel: type of reporting person: individual (IN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 36,920,234; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 36,920,234 (6.2% of the class)

## Item 1. Issuer
Name of issuer: MEDICAL PROPERTIES TRUST INC
Address of issuer's principal executive offices: 1000 URBAN CENTER DRIVE, SUITE 501, BIRMINGHAM, ALABAMA, 35242

## Item 2. Person Filing
Name of person filing: Daniel Yet
Address of principal business office or, if none, residence:
5711 Georges Manor Lane
Sugar Land, TX 77479
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 36920234
Percent of class: 6.2%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Yet Daniel: /s/ Daniel Yet, Individual (09/19/2024)